SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934 (No Fee Required)

                   For the fiscal year ended December 31, 2000
                                             -----------------

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                           Commission file number 1-35
                                                  ----

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         GE Savings and Security Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            General Electric Company

               3135 Easton Turnpike, Fairfield, Connecticut 06431
               --------------------------------------------------

                              REQUIRED INFORMATION

A. Financial Statements and Schedule:                                      Page
                                                                            ----

    Independent Auditors' Report                                               3

    Financial Statements:
      Statements of Net Assets Available for Plan
         Benefits as of December 31, 2000 and 1999                             4

    Statements of Changes in Net Assets Available for
         Plan Benefits for the Years Ended December 31, 2000 and 1999          5

    Notes to Financial Statements                                           6-10

    Supplemental Schedule:

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)         11-16
       As of December 31, 2000


B. Exhibits

   23    Consent of Independent Auditors*

   99(a) GE S&S Program Mutual Funds 2000 Annual Report (incorporated by reference to the General Electric S&S Program Mutual Fund Form N-30D for the year ended December 31, 2000, as filed with the Commission on April 6, 2001)

   99(b) GE Institutional International Equity Fund 2000 Annual Report
         (incorporated by reference to the GE Institutional Funds Form N-30D for the twelve-month period ended September 30, 2000, as filed with the Commission on December 4, 2000)

   *Filed electronically herewith.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          GE Savings and Security Program
                                                    (Name of Plan)



Date:    June 21, 2001                    /s/ Philip D. Ameen
         -------------                    --------------------------------------
                                          Philip D. Ameen
                                          Vice President and Comptroller

                         GE SAVINGS AND SECURITY PROGRAM

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                        GE SAVINGS AND SECURITY PROGRAM

                           December 31, 2000 and 1999

                                Table of Contents


                                                                         Page
                                                                       Number(s)
                                                                       ---------


Independent Auditors' Report                                                3

Financial Statements:
    Statements of Net Assets Available for Plan
         Benefits as of December 31, 2000 and 1999                          4

    Statements of Changes in Net Assets Available for
         Plan Benefits for the Years Ended December 31, 2000 and 1999       5

    Notes to Financial Statements                                         6-10

Supplemental Schedule (i):

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)       11-16
       As of December 31, 2000



(i) Schedules required by Form 5500 that are not applicable have not been included.

                          INDEPENDENT AUDITORS' REPORT



General Electric Company, as administrator
GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ KPMG LLP

Albany, New York

May 4, 2001

                         GE SAVINGS AND SECURITY PROGRAM

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

                                 (in thousands)

                                                           2000             1999
                                                     -----------     -----------
Assets
------
Investments at fair value (note 3)                   $29,841,338     $32,319,261
Accrued dividends and interest                            79,685          68,741
Other assets                                               3,417            --
                                                     -----------     -----------
              Total assets                            29,924,440      32,388,002
                                                     -----------     -----------
Liabilities
-----------
Liability for collateral deposits (note 3)                61,153           5,540
Other liabilities                                          7,171          53,108
                                                     -----------     -----------
              Total liabilities                           68,324          58,648
                                                     -----------     -----------
Net assets available for plan benefits               $29,856,116     $32,329,354
                                                     ===========     ===========



See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2000 and 1999

                                 (in thousands)

                                                              2000            1999
                                                      ------------    ------------
Additions to net assets attributed to:
     Investment income:
         Net (depreciation) appreciation
              in fair value of investments (note 3)   $ (1,727,877)   $  8,274,493

         Interest and dividend income:
              General Electric Company common stock        276,075         235,656
              Registered investment companies              368,700         726,036
              Interest                                     160,240         159,178
                                                      ------------    ------------
                                                          (922,862)      9,395,363
                                                      ------------    ------------
     Contributions:
         Employee                                          794,170         682,878
         Employer                                          259,157         228,840
                                                      ------------    ------------
                                                         1,053,327         911,718
                                                      ------------    ------------
                  Total additions                          130,465      10,307,081

Deductions from net assets attributed to:
     Participant withdrawals                            (2,603,703)     (2,215,984)
                                                      ------------    ------------
         Net (decrease) increase                        (2,473,238)      8,091,097
Net assets available for plan benefits:
     Beginning of year                                  32,329,354      24,238,257
                                                      ------------    ------------
     End of year                                      $ 29,856,116    $ 32,329,354
                                                      ============    ============



See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  Description of the Plan
     -----------------------

     GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of General Electric Company. GEAM is investment advisor to the Plan and provides investment management services, except for the investments in General Electric Company common stock and United States Savings Bonds. State Street Bank and Trust Company and The Bank of New York are the primary custodians for Plan assets.

     The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Information concerning the Plan, including benefits, vesting provisions and effects of plan termination is included in plan handbooks and other material distributed to participants.

     Employee Contributions and Investment Funds
     -------------------------------------------

     Eligible employees of General Electric Company and its participating affiliates may participate in the Plan by investing a portion of their earnings (generally up to 7% with employer partial matching and an additional 10% without any employer matching) in one or more of the following funds or investments generally through a trust established to administer the investment of program funds:

     (a) General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

     (b) S&S Long Term Interest Fund (the "LT Fund") -- a registered investment company that invests primarily in a diversified portfolio of investment grade debt securities, such as U.S. Government securities, mortgage backed securities, asset-backed securities, corporate bonds and money market instruments.

     (c) S&S Program Mutual Fund (the "Mutual Fund") -- a registered investment company that invests primarily in a diversified portfolio of equity securities of U.S. companies.

     (d) GE Institutional International Equity Fund (the "INT Fund") -- a registered investment company that invests primarily in a diversified portfolio of equity securities of companies in countries other than the U.S.

     (e) S&S Short Term Interest Fund (the "ST Fund") -- invests primarily in a diversified portfolio of investment grade debt securities, such as U.S. Government securities, mortgage backed securities, asset-backed securities, corporate bonds and money market instruments.

     (f) S&S Money Market Fund (the "MM Fund") -- invests primarily in short-term, U.S. dollar denominated money market instruments and other debt instruments that mature in one year or less.

     (g) United States Savings Bonds ("U.S. Bond Fund")-- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short-term money market instruments. Only participant after-tax contributions may be invested in the U.S. Bond Fund.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     Participants may elect, up to twelve times a year, to switch their investment in an investment fund to another investment fund or split the amount equally between two other investment funds. The U.S. Bond Fund does not accept switches from other investment funds and U.S. Savings Bonds purchased with after-tax contributions after 1988 cannot be switched to another investment.

     The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $10,500 and $10,000 for 2000 and 1999, respectively.

     Employer Contributions
     ----------------------

     The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds except for the U.S. Bond Fund.

     Rollovers and Transfers from Other Qualified Plans
     --------------------------------------------------

     Subject to General Electric Company approval, participants may elect to roll over amounts from other qualified plans or arrangements in accordance with the Internal Revenue Code. For the years ended December 31, 2000 and 1999, transfers from other qualified plans accounted for $72.0 million and $51.9 million, respectively, which are shown as employee contributions in the statements of changes in net assets available for plan benefits.

     Withdrawals
     -----------

     Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments on termination are generally limited to four per year and a minimum of $500 each.

     Loans to Participants
     ---------------------

     The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed the lesser of 50% of the participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service.

     A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

     Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

     In the event of a loan default, the Plan will report the amount of the loan principal and accrued interest as a withdrawal.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     Vesting
     -------

     Participants are fully vested in their employee and employer contributions.

     Plan Termination and Amendment
     ------------------------------

     Although General Electric Company has not expressed any intent to do so, it has the right under the Plan (subject to applicable contractual requirements) to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions. General Electric Company also has the right under the Plan (subject to applicable contractual requirements) to amend or replace it for any reason.

     Administrative and Investment Advisory Costs
     --------------------------------------------

     Administrative costs of the plan are generally borne by General Electric Company. As investment adviser GEAM is reimbursed for its costs incurred in providing investment advisory services to the registered investment companies.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Accounting
          -------------------

          The accompanying financial statements have been prepared on the accrual basis of accounting.

     (b)  Investments
          -----------

          Plan investments are stated at fair value. General Electric Company common stock is valued at the New York Stock Exchange closing price. Investments in registered investment companies are valued at the closing price on NASDAQ. Long-term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Loans to participants bear interest at market rates and cost plus accrued interest approximates fair value. Short-term money market instruments, U.S. government, agency and corporate notes are valued at amortized cost, which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

          Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

          The LT Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which are distributed annually to participants.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (c)  New Accounting Pronouncements
          ----------------------------

          Effective for the year ended December 31, 1999, the Plan adopted the provisions of Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. The impact of this SOP on the Plan's financial statements was the elimination of certain disclosures related to participant-directed investments.

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the adoption of SFAS No. 133 would not have a material impact on the Plan's financial statements.

     (d)  Management Estimates and Assumptions
          ------------------------------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)  Investments
     -----------

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2000 and 1999:



                                                                Fair Value
                                                                ----------
                                                              (in thousands)
     2000
     ----
     GE common stock                       481,758,262 shares   $23,094,771
     S&S Long Term Interest Fund           143,263,464 shares     1,585,927
     S&S Program Mutual Fund               52,503,290 shares      2,607,317

     1999
     ----
     GE common stock (ii)                  466,804,059 shares   $24,079,309
     S&S Long Term Interest Fund           170,667,974 shares     1,826,147
     S&S Program Mutual Fund               52,926,454 shares      2,887,138



     (ii) Number of shares has been adjusted for the 3-for-1 stock split effective April 27, 2000.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     The Plan's investments (depreciated) appreciated as follows:


                                                               2000           1999
                                                        -----------    -----------
                                                               (in thousands)

     GE common stock                                    $(1,514,192)   $ 8,526,017
     S&S Long Term Interest Fund                             51,271       (148,284)
     S&S Program Mutual Fund                               (240,732)      (107,717)
     GE Institutional - International Equity Fund           (42,943)        14,823
     U.S. Savings Bonds                                       8,541          9,851
     Other Investments                                       10,178        (20,197)
                                                        -----------    -----------
                                                        $(1,727,877)   $ 8,274,493
                                                        ===========    ===========


     The ST Fund may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the ST Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $61.2 million and $5.5 million at December 31, 2000 and 1999, respectively. The value of cash collateral obtained and reinvested in short-term investments is reflected as a liability in the Plan's financial statements.

     Audited financial statements of the LT Fund, the Mutual Fund and the INT Fund are distributed annually to participants.

(4)  Tax Status
     ----------

     The Internal Revenue Service has determined and informed General Electric Company by a letter dated September 2, 1998, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that date. However, counsel for the Plan has no reason to believe that those amendments have adversely affected the validity of the determination letter and a request for a new determination letter for the Plan will be submitted to the Internal Revenue Service.

     The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and General Electric Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

                                                                     Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2000


Description
-----------
                                                                       Cost            Market
                                                             --------------   ---------------
Employer Securities
-------------------

Corporate Stocks - Common
-------------------------

* GENERAL ELECTRIC COMPANY            (481,758,262 shares)   $9,707,272,314   $23,094,770,961
                                                             --------------   ---------------
Registered Investment Companies **
----------------------------------

S&S LONG TERM INTEREST FUND           (143,263,464 shares)    1,619,062,410     1,585,926,602

S&S PROGRAM MUTUAL FUND               (52,503,290 shares)     2,595,260,709     2,607,316,915

GE INSTITUTIONAL - INTERNATIONAL
     EQUITY FUND                      (13,427,965 shares)       180,730,230       153,347,611
                                                             --------------   ---------------

     Total Registered Investment Companies                    4,395,053,349     4,346,591,128
                                                             --------------   ---------------


                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2000



Description
-----------
                                  Rate of
                                  Interest    Maturity          Cost        Market
                                  --------    --------          ----        ------
Short-Term Money Market Instruments
-----------------------------------

Interest Bearing Cash
---------------------

BANC ONE FINANCIAL CORP              6.560%   01/08/01   $ 2,327,028   $ 2,327,028
BANK OF AMERICA CORP                 6.520    02/09/01    46,439,648    46,439,648
BANK OF MONTREAL                     6.680    01/05/01    27,700,000    27,700,000
BANK OF MONTREAL                     6.640    01/05/01    11,190,000    11,190,000
BANK OF NOVA SCOTIA                  6.491    02/15/01    42,055,977    42,055,977
BANK ONE NA                          6.650    01/08/01    60,000,000    60,000,000
BARCLAYS US FUNDING CORP             6.500    01/08/01    41,660,000    41,660,000
BAYERISCHE HYPOTHEKEN BANK           6.600    01/08/01    39,110,000    39,110,000
CANADIAN IMPERIAL BANK OF COMMERCE   6.530    02/07/01    39,110,000    39,110,000
CHASE MANHATTAN CORP                 6.470    02/28/01    37,653,371    37,653,371
CITIBANK CAPITAL MARKETS             6.510    02/14/01    26,259,387    26,259,387
CITIBANK CAPITAL MARKETS             6.500    02/16/01    15,470,433    15,470,433
DEUTSCHE BANK AG                     6.520    01/30/01    47,747,893    47,747,893
DRESDNER BANK AG                     6.580    01/26/01    39,478,776    39,478,776
GOLDMAN SACHS GROUP LP               6.450    02/16/01    37,686,817    37,686,817
MERRILL LYNCH & CO INC               6.550    01/16/01    40,888,104    40,888,104
MORGAN STANLEY DEAN WITTER           6.500    02/16/01    40,480,967    40,480,967
NATIONAL AUSTRALIA FUNDING CORP      6.630    01/02/01     4,699,134     4,699,134
ROYAL BANK OF CANADA                 6.600    02/20/01    40,580,000    40,580,000
TORONTO-DOMINION BANK                6.600    02/15/01    41,000,000    41,000,000
WACHOVIA CORP                        6.470    02/09/01    28,548,486    28,548,486
WELLS FARGO & CO                     6.520    02/02/01    37,829,479    37,829,479
                                                         -----------   -----------

     Total Interest Bearing Cash                         747,915,500   747,915,500

Other **
-----

GEI SHORT TERM INVESTMENT FUND     Variable     N/A       52,068,006    52,068,006
                                                         -----------   -----------

     Total Short-Term Money Market Instruments           799,983,506   799,983,506
                                                         -----------   -----------

See accompanying notes to Schedule of Assets on page 16.

                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2000


Description
-----------
                                      Rate of
                                      Interest    Maturity          Cost        Market
                                      --------    --------          ----        ------
U.S. Government Securities
--------------------------

U.S. Government and Agency Debt Obligations
-------------------------------------------

FEDERAL AGRICULTURAL MORTGAGE CORP       6.550%   02/01/01   $59,193,906   $59,193,906(a)
FEDERAL FARM CREDIT BANK                 6.510    01/26/01    22,399,766    22,399,766(a)
FEDERAL FARM CREDIT BANK                 6.520    01/24/01     7,697,274     7,697,274(a)
FEDERAL HOME LOAN BANK                   5.250    04/25/02    25,549,270    25,750,298
FEDERAL HOME LOAN BANK                   6.750    05/01/02    21,748,091    22,038,840
FEDERAL HOME LOAN BANK                   6.470    03/07/01    30,101,982    30,101,982(a)
FEDERAL HOME LOAN MORTGAGE CORP          8.000    10/15/10    22,727,277    23,032,523
FEDERAL HOME LOAN MORTGAGE CORP          6.610    02/14/01    33,377,066    33,377,066(a)
FEDERAL HOME LOAN MORTGAGE CORP          7.375    05/15/03    13,283,675    13,621,108
FEDERAL HOME LOAN MORTGAGE CORP. REMIC   N/A      07/15/06         6,813        92,780(b)
FEDERAL HOME LOAN MORTGAGE CORP. REMIC   N/A      09/15/05         1,110        21,739(b)
FEDERAL HOME LOAN MORTGAGE CORP          8.000    08/01/03     3,352,549     3,261,020
FEDERAL HOME LOAN MORTGAGE CORP          7.500    11/01/08       702,010       670,781
FEDERAL HOME LOAN MORTGAGE CORP          6.000    12/01/08       312,537       317,551
FEDERAL NATIONAL MORTGAGE ASSOC          6.520    03/29/01    40,420,054    40,420,054(a)
FEDERAL NATIONAL MORTGAGE ASSOC          5.750    04/15/03    31,809,007    32,706,259
FEDERAL NATIONAL MORTGAGE ASSOC          7.125    02/15/05    28,795,970    30,253,536
FEDERAL NATIONAL MORTGAGE ASSOC          5.125    02/13/04    22,331,611    22,792,900
FEDERAL NATIONAL MORTGAGE ASSOC          6.750    08/15/02    20,019,126    20,331,200
FEDERAL NATIONAL MORTGAGE ASSOC          6.510    03/22/01    19,717,778    19,717,778(a)
FEDERAL NATIONAL MORTGAGE ASSOC          6.250    11/15/02    14,893,480    15,171,150
FEDERAL NATIONAL MORTGAGE ASSOC          6.520    05/03/01     9,991,324     9,991,324(a)
FEDERAL NATIONAL MORTGAGE ASSOC          6.500    03/01/01       949,939       949,939(a)
FEDERAL NATIONAL MORTGAGE ASSOC          7.000    06/18/13     3,318,303     3,389,881
FEDERAL NATIONAL MORTGAGE ASSOC          9.000    03/01/11    18,666,104    18,571,336
FEDERAL NATIONAL MORTGAGE ASSOC          9.000    08/01/10     8,624,555     8,431,129
FEDERAL NATIONAL MORTGAGE ASSOC          6.590    09/01/02     5,186,015     5,178,236
FEDERAL NATIONAL MORTGAGE ASSOC          6.000    05/01/01         5,753         5,921
FEDERAL NATIONAL MORTGAGE ASSOC. REMIC   6.137    01/01/01     9,339,901     9,302,727
GOVERNMENT NATIONAL MORTGAGE ASSOC       9.000    01/01/01    47,021,880    47,530,072
GOVERNMENT NATIONAL MORTGAGE ASSOC       9.000    11/15/17    26,704,984    26,718,153
GOVERNMENT NATIONAL MORTGAGE ASSOC       7.500    12/15/12    25,566,616    26,218,640
GOVERNMENT NATIONAL MORTGAGE ASSOC       9.000    12/15/09    12,396,676    11,987,517
GOVERNMENT NATIONAL MORTGAGE ASSOC       9.000    8/15/09      8,842,402     8,542,971
GOVERNMENT NATIONAL MORTGAGE ASSOC       9.500    12/15/09    17,178,705    16,678,406
GOVERNMENT NATIONAL MORTGAGE ASSOC       7.500    02/15/09     7,650,477     7,773,884
U.S. TREASURY NOTES                      5.750    10/31/02    50,425,781    50,445,500
                                                             -----------   -----------
     Total U.S. Government and Agency Debt Obligations       670,309,767   674,685,147
                                                             -----------   -----------


See accompanying notes to Schedule of Assets on page 16.

                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2000


Description
-----------
                                           Units            Cost          Market
                                           -----            ----          ------
U.S. Savings Bonds (Series E and EE)
------------------------------------
1961 US SAVINGS BOND E SERIES                 38     $       713     $     7,494
1962 US SAVINGS BOND E SERIES                 89           1,669          17,561
1963 US SAVINGS BOND E SERIES                 94           1,763          18,392
1964 US SAVINGS BOND E SERIES                130           2,438          24,943
1965 US SAVINGS BOND E SERIES                140           2,625          22,794
1971 US SAVINGS BOND E SERIES              1,237          23,194         149,699
1972 US SAVINGS BOND E SERIES              1,574          29,513         186,382
1973 US SAVINGS BOND E SERIES              2,322          43,538         271,585
1974 US SAVINGS BOND E SERIES              3,476          65,175         388,539
1975 US SAVINGS BOND E SERIES              4,627          86,756         508,928
1976 US SAVINGS BOND E SERIES              5,842         109,538         622,569
1977 US SAVINGS BOND E SERIES              8,042         150,788         813,925
1978 US SAVINGS BOND E SERIES             13,368         250,650       1,073,902
1979 US SAVINGS BOND E SERIES             20,896         391,800       1,614,220
1980 US SAVINGS BOND EE SERIES             8,170         408,500       1,805,701
1981 US SAVINGS BOND EE SERIES             8,520         426,000       1,654,827
1982 US SAVINGS BOND EE SERIES             9,660         483,000       1,754,365
1983 US SAVINGS BOND EE SERIES            17,966         898,300       2,717,644
1984 US SAVINGS BOND EE SERIES            19,241         962,050       2,645,842
1985 US SAVINGS BOND EE SERIES            27,049       1,352,450       3,476,214
1986 US SAVINGS BOND EE SERIES            73,805       3,690,250       8,981,176
1987 US SAVINGS BOND EE SERIES            79,533       3,976,650       8,493,776
1988 US SAVINGS BOND EE SERIES            93,235       4,661,750       9,570,798
1989 US SAVINGS BOND EE SERIES           134,337       6,716,850      13,057,734
1990 US SAVINGS BOND EE SERIES           138,772       6,938,600      12,706,308
1991 US SAVINGS BOND EE SERIES           147,096       7,354,800      12,711,079
1992 US SAVINGS BOND EE SERIES           227,901      11,395,050      18,524,564
1993 US SAVINGS BOND EE SERIES           165,347       8,267,350      12,062,564
1994 US SAVINGS BOND EE SERIES           138,361       6,918,050       9,485,355
1995 US SAVINGS BOND EE SERIES            56,302       2,815,100       3,686,842
1996 US SAVINGS BOND EE SERIES               515          25,750          30,617
1997 US SAVINGS BOND EE SERIES               790          39,500          45,866
1998 US SAVINGS BOND EE SERIES           222,659      11,132,950      12,389,882
1999 US SAVINGS BOND EE SERIES           227,260      11,363,000      12,044,053
2000 US SAVINGS BOND EE SERIES           235,613      11,780,650      11,930,240
                                                     -----------     -----------
     Total U.S. Saving Bonds (Series E and EE)       102,766,760     165,496,380
                                                     -----------     -----------
     Total U.S. Government Securities                773,076,527     840,181,527
                                                     -----------     -----------


See accompanying notes to Schedule of Assets on page 16.

                                                                      Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2000


Description
-----------
                                   Rate of
                                  Interest    Maturity         Cost       Market
                                  --------    --------         ----       ------
Corporate Debt Instruments - Preferred
--------------------------------------
AIG SUNAMERICA GBL FIN I             7.400%   05/05/03   $7,500,000   $7,715,670
BANK ONE CORP                        6.896    01/07/02    7,495,624    7,494,000
BANK ONE CORP                        6.400    08/01/02    2,898,288    2,904,930
CITIGROUP INC                        7.450    06/06/02    5,198,901    5,295,940
DAIMLERCHRYSLER AG                   6.700    09/16/02    5,000,000    4,967,500
DEUTSCHE TELEKOM AG                  7.750    06/15/05    4,567,758    4,590,752
FORD MOTOR CREDIT CO                 7.500    06/15/03    8,087,853    8,287,353
GENERAL MOTORS ACCEPTANCE CORP       5.750    11/10/03    6,978,835    7,149,975
GOLDMAN SACHS GROUP L.P.             7.875    01/15/03    7,353,046    7,501,797
HOLMES FINANCING PLC                 6.938    07/15/05    2,000,000    1,999,688
MERRILL LYNCH & CO                   5.710    01/15/02    4,538,332    4,545,446
MIDAMERICAN ENERGY CO                7.375    08/01/02    4,991,014    5,017,290
MORGAN STANLEY CAPITAL I             7.125    01/15/03    4,399,333    4,478,892
PHARMACIA CORP                       5.375    12/01/01    9,167,504    9,061,606
TYCO INTERNATIONAL GROUP S.A         6.875    09/05/02    1,977,335    2,014,060
TYCO INTERNATIONAL LTD               6.500    11/01/01    8,787,631    8,713,309
WORLDCOM INC                         6.125    08/15/01    4,962,290    4,938,566
WORLDCOM INC                         7.875    05/15/03    4,693,580    4,710,262
                                                        -----------  -----------

     Total Corporate Debt Instruments - Preferred       100,597,324  101,387,036
                                                        -----------  -----------


Corporate Debt Instruments - Other
----------------------------------
DOMINION RESOURCES INC               7.600    07/15/03    4,549,531    4,673,533
FEDERATED DEPARTMENT STORES INC      6.125    09/01/01    4,479,988    4,429,376
GEORGIA-PACIFIC GROUP                9.950    06/15/02    1,602,980    1,578,712
INTERNATIONAL PAPER CO               8.000    07/08/03    1,821,266    1,893,365
OCCIDENTAL PETROLEUM CORP            6.750    11/15/02    4,954,782    5,047,412
QWEST CORP                           7.625    06/09/03    7,060,976    7,188,462
RAYTHEON CO (CLASS B)                5.950    03/15/01    3,749,351    3,740,663
RAYTHEON CO (CLASS B)                7.900    03/01/03    1,997,465    2,055,894
TIME WARNER PASS-THROUGH ASSET TRUST 6.100    12/30/01    2,144,963    2,130,242
UNION OIL CO                         6.375    02/01/04    3,661,676    3,743,663
                                                        -----------  -----------


     Total Corporate Debt Instruments - Other            36,022,978   36,481,322
                                                        -----------  -----------

Loans to Participants
---------------------
                                            1 month to
* VARIOUS                        6.72-12.5    15 years  453,812,662  453,812,662
                                                        -----------  -----------



See accompanying notes to Schedule of Assets on page 16.

                                                                     Schedule I
                        GE SAVINGS AND SECURITY PROGRAM

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2000


Description
-----------
                                           Rate of
                                          Interest    Maturity          Cost           Market
                                          --------    --------          ----           ------
Loans Secured by Mortgages
--------------------------
ADVANTA MORTGAGE LOAN TRUST CORP             6.300%   07/25/25   $ 1,644,340      $ 1,637,435
ARRAN MASTER TRUST                           6.720    03/15/05     3,500,000        3,500,000
ASSET SECURITIZATION CORP                    6.500    02/14/41     8,569,385        8,548,967
ASSOCIATES CREDIT CARD MASTER TRUST          6.795    09/18/06    10,000,000       10,000,000
CALIFORNIA INFRASTRUCTURE                    6.160    06/25/03     3,257,552        3,228,366
CAPITAL ASSET RESEARCH FUNDING L.P.          6.400    03/15/01     1,054,686        1,042,254
CAPITAL AUTO RECEIVABLES ASSET TRUST         6.460    07/15/06     2,999,592        3,032,790
CAPITAL AUTO RECEIVABLES ASSET TRUST         5.580    06/15/02     1,095,258        1,092,023
CARCO AUTO LOAN MASTER TRUST                 5.650    03/15/03     9,732,628        9,715,311
CHEMICAL MASTER CREDIT CARD TRUST I          5.550    09/15/03    12,650,000       12,645,952
CIT RV TRUST                                 5.780    07/15/08     9,738,237        9,694,344
CITIBANK CREDIT CARD MASTER TRUST I          5.850    04/10/03     4,787,574        4,689,707
COPMU CREDIT CARD MASTER TRUST               6.930    03/15/07     3,000,000        2,999,063
DISCOVER CARD MASTER TRUST I                 5.900    10/15/04     9,733,601        9,721,833
DISCOVER CARD MASTER TRUST I                 5.750    10/16/03     9,753,848        9,660,680
DISCOVER CARD MASTER TRUST I                 5.300    08/15/04     9,679,917        9,604,221
DISCOVER CARD MASTER TRUST I                 5.800    09/16/03     6,982,339        6,989,010
FIRST DEPOSIT MASTER TRUST SERIES 1996-1     6.880    08/15/07     6,012,188        6,009,360
FORD CREDIT AUTO OWNER TRUST                 7.090    11/17/03    10,083,867       10,254,701
FORD CREDIT AUTO OWNER TRUST                 7.030    01/15/03     6,554,753        6,640,010
GREEN TREE FINC. SVCS. CORP. SERIES 1993-1   6.900    04/15/18     3,121,008        3,076,234
GS MORTGAGE SECURITIES CORP                  6.940    07/13/30     2,328,550        2,313,526
LEHMAN FHA TITLE I LOAN TRUST                7.300    05/25/17       511,491          507,515
MBNA MASTER CREDIT CARD TRUST II             6.790    11/15/05     4,000,000        4,000,000
METRIS MASTER TRUST                          6.896    01/22/07     4,000,000        4,000,000
PREMIER AUTO TRUST                           5.780    04/08/03     9,390,094        9,278,203
PREMIER AUTO TRUST                           6.270    04/08/03     6,976,700        6,990,535
PREMIER AUTO TRUST                           5.770    01/06/02       242,544          242,544
PROVIDENT BANK HOME EQUITY LOAN TRUST        7.180    04/21/13     1,866,259        1,885,605
PROVIDIAN GATEWAY MASTER TRUST               6.930    03/15/07     5,000,000        5,000,000
                                                             ---------------  ---------------
     Total Loans Secured by Mortgages                            168,266,411      168,000,189
                                                             ---------------  ---------------
Other
-----
NON-INTEREST BEARING CASH                     N/A        N/A         129,516          129,516
                                                             ---------------  ---------------

     Total Investments                                       $16,434,214,587  $29,841,337,847
                                                             ===============  ===============


Notes to Schedule of Assets

*    Represents a party in interest to the Plan.

**   Funds managed by GEAM, a wholly owned subsidiary of General Electric
     Company.

(a) These are discounted instruments. The indicated rate of interest represents effective yield.

(b) These are interest only investments. The rate of interest is not applicable.